ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 18, 2019	Sarah Clinton T +1 617 951 7375 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Jay Williamson and Lauren Hamilton

Re:

Blackstone Alternative Alpha Fund (“BAAF”) (File Nos. 811-22634 and 333-231842) and Blackstone Alternative Alpha Fund II (“BAAF II”) (File Nos. 811-22792 and 333-231843) (each, a “Fund,” and collectively, the “Funds”)

Ladies and Gentlemen:

On July 1, 2019, Mr. Jay Williamson (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and Shirin Baradaran of Ropes & Gray LLP, the Funds’ counsel, in connection with the Staff’s review of (i) BAAF’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 16 under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-2, filed on May 31, 2019; and (ii) BAAF II’s Registration Statement under the Securities Act and Amendment No. 12 under the 1940 Act on Form N-2, filed on May 31, 2019.

The Staff Reviewer requested that the Funds’ responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Funds’ responses thereto, are set forth below. Each of the comments and responses apply to each of BAAF and BAAF II, unless otherwise indicated.

Accounting Comments

1.

Comment: Please incorporate by reference each Fund’s audited financial statements, specify the name of the Funds’ independent registered public accounting firm, and file the consents of the Funds’ independent registered public accounting firm.

Response: The requested changes have been made. In the amendment to each Fund’s registration statement, each Fund has incorporated by reference its audited financial statements, specified the name of its independent registered public accounting firm, and filed the consents of the independent registered public accounting firm.

July 18, 2019

General Comments

2.

Comment: The Staff notes that the disclosure for each Fund describing the risks associated with the master/feeder structure includes a statement that the Fund’s ability to maintain a stable net asset value and meet redemption requests is dependent on the Master Fund’s continued ability to do the same. Given the nature of each Fund’s investments and strategies, please revise the disclosure to replace the phrase “stable net asset value.”

Response: The requested change has been made. Each Fund has revised the referenced disclosure as follows: “The Fund’s ability to achieve its investment objective and meet redemption requests is dependent on the Master Fund’s continued ability to do the same.”

3.

Comment: The Staff notes that BAAF’s Class I Shares will be subject to a front-end sales load of 3.00% and an asset based distribution and service fee of 0.85%. Please supplementally confirm that the current fee structure of BAAF’s Class I Shares is in compliance with the conditions of the multi-class exemptive order granted by the SEC on December 26, 2012. Order, Rel. No. IC-30317 (Dec. 26, 2012) (the “Order”).

Response: BAAF currently offers a single class of shares, Class I Shares. As such, BAAF is not currently relying on the Order, which would permit the Fund to offer multiple classes of shares. BAAF notes that the fee structure of its Class I Shares remains as described in the application for the Order. See Notice, Rel. No. IC-30280, para. 4 (Nov. 26, 2012); Amendment No. 1 to the Application, File No. 812-14026, Section II.B. (Sept. 19, 2012). BAAF further notes that it has determined not to register additional share classes at this time and it has removed references to the additional share classes from the Registration Statement. BAAF confirms, however, that if it were to register one or more additional share classes in the future, it would expect to comply with the conditions of the Order once it began to issue shares from multiple share classes.

4.	Comment: Please relocate the GDPR Privacy Statement to a location further towards the back of each Fund’s prospectus or explain why the privacy statement’s current location is appropriate.

Response: The requested change has been made. Each Fund has moved the GDPR Privacy Statement to the “General Information” section in the back of its prospectus.

5.

Comment: The Staff notes that the disclosure included in Appendix A to BAAF’s prospectus entitled “Financial Intermediary Specific Sales Load Waiver Information” states, “So long as the Fund issues only Class I Shares, Selling Agents may reduce or waive the sales load in their sole discretion. Once the Fund issues Shares from an additional share class (i.e., Class II, Advisor Class III, Advisor Class IV, or Advisor Class V Shares), the variations in sales load reductions and waivers described below will apply.” Please supplementally explain the purpose of this disclosure.

July 18, 2019

Response: BAAF currently offers a single class of shares, Class I Shares. As such, BAAF is not currently relying on the Order. If BAAF were to begin to issue shares from additional share classes in the future, it would do so in compliance with the Order, which would require it to comply with the provisions of Rule 22d-1 under the 1940 Act, among other rules, as if that rule applied to closed-end management investment companies. Rule 22d-1 permits a fund to offer variations in, or elimination of, the sales load for a particular class of investors so long as each variation is disclosed in the registration statement and is applied uniformly to all offerees in the class. In considering the registration of additional share classes, BAAF created Appendix A to disclose such variations. Until BAAF begins to issue shares from multiple share classes, however, it does not intend to rely on the Order and Selling Agents for the Fund may reduce or waive the sales load for Class I Shares at their discretion. The referenced disclosure was intended to explain to investors the circumstances under which the variations described in the Appendix would apply. In light of the fact that BAAF has determined not to register additional share classes at this time, BAAF has removed Appendix A from the Registration Statement.

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If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton
Sarah Clinton

cc:	Kevin Michel, Blackstone Alternative Asset Management L.P.

James E. Thomas, Ropes & Gray LLP